UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Four Seasons Education (Cayman) Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

35101A101**
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American Depositary Shares, each two representing one ordinary share, par value US$0.0001 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 35101A101

(1)	NAME OF REPORTING PERSONS Chengwei Capital HK Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,133,333 ordinary shares (See Item 4)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,133,333 ordinary shares (See Item 4)
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,333 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%[1]
(12)	TYPE OF REPORTING PERSON* CO

[1]	As a percentage of 24,066,033 issued and outstanding ordinary shares of the Issuer as of February 28, 2019, as set forth in the Issuer's annual report on Form 20-F filed on June 25, 2019.

CUSIP NO.: 35101A101

(1)	NAME OF REPORTING PERSONS Chengwei Evergreen Capital, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,133,333 ordinary shares (See Item 4)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,133,333 ordinary shares (See Item 4)
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,333 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%[1]
(12)	TYPE OF REPORTING PERSON* PN

[1]	As a percentage of 24,066,033 issued and outstanding ordinary shares of the Issuer as of February 28, 2019, as set forth in the Issuer's annual report on Form 20-F filed on June 25, 2019.

CUSIP NO.: 35101A101

(1)	NAME OF REPORTING PERSONS Chengwei Evergreen Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,133,333 ordinary shares (See Item 4)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,133,333 ordinary shares (See Item 4)
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,333 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%[1]
(12)	TYPE OF REPORTING PERSON* CO

[1]	As a percentage of 24,066,033 issued and outstanding ordinary shares of the Issuer as of February 28, 2019, as set forth in the Issuer's annual report on Form 20-F filed on June 25, 2019.

CUSIP NO.: 35101A101

(1)	NAME OF REPORTING PERSONS EXL Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,133,333 ordinary shares (See Item 4)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,133,333 ordinary shares (See Item 4)
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,333 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%[1]
(12)	TYPE OF REPORTING PERSON* CO

[1]	As a percentage of 24,066,033 issued and outstanding ordinary shares of the Issuer as of February 28, 2019, as set forth in the Issuer's annual report on Form 20-F filed on June 25, 2019.

CUSIP NO.: 35101A101

(1)	NAME OF REPORTING PERSONS Eric Xun Li
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,133,333 ordinary shares (See Item 4)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,133,333 ordinary shares (See Item 4)
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,333 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%[1]
(12)	TYPE OF REPORTING PERSON* IN

[1]	As a percentage of 24,066,033 issued and outstanding ordinary shares of the Issuer as of February 28, 2019, as set forth in the Issuer's annual report on Form 20-F filed on June 25, 2019.

Item 1(a).	Name of Issuer:

Four Seasons Education (Cayman) Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai, PRC 200070

Item 2(a).	Name of Person Filing:

Chengwei Capital HK Limited
Chengwei Evergreen Capital, L.P.
Chengwei Evergreen Management, LLC
EXL Holdings, LLC
Eric Xun Li

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li is 18th Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Item 2(c).	Citizenship or Place of Organization:

Chengwei Capital HK Limited - Hong Kong
Chengwei Evergreen Capital, L.P. - Cayman Islands
Chengwei Evergreen Management, LLC - Cayman Islands
EXL Holdings, LLC - Cayman Islands
Eric Xun Li - People’s Republic of China

Item 2(d).	Title of Class of Securities:

Ordinary shares of the Issuer, par value US$0.0001 per share.

Item 2(e).	CUSIP Number:

35101A101 (American depositary shares of the Issuer)

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Chengwei Capital HK Limited	3,133,333 ordinary shares(2)	13.0%	3,133,333 ordinary shares	0	3,133,333 ordinary shares	0
Chengwei Evergreen Capital, L.P.	3,133,333 ordinary shares(2)	13.0%	3,133,333 ordinary shares	0	3,133,333 ordinary shares	0
Chengwei Evergreen Management, LLC	3,133,333 ordinary shares(2)	13.0%	3,133,333 ordinary shares	0	3,133,333 ordinary shares	0
EXL Holdings, LLC	3,133,333 ordinary shares(2)	13.0%	3,133,333 ordinary shares	0	3,133,333 ordinary shares	0
Eric Xun Li	3,133,333 ordinary shares(2)	13.0%	3,133,333 ordinary shares	0	3,133,333 ordinary shares	0

(1)	This percentage is based on 24,066,033 issued and outstanding ordinary shares of the Issuer as of February 28, 2019, as set forth in the Issuer's annual report on Form 20-F filed on June 25, 2019.

(2)

Represents 3,133,333 ordinary shares directly held by Chengwei Capital HK Limited. Chengwei Capital HK Limited is wholly-owned by Chengwei Evergreen Capital, L.P., whose general partner is Chengwei Evergreen Management, LLC. EXL Holdings, LLC has 100% controlling voting power of Chengwei Evergreen Management, LLC. Eric Xun Li has 100% controlling voting power of EXL Holdings, LLC. Pursuant to Section 13(d) of the Act, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li may be deemed to share beneficial ownership of the ordinary shares held by Four Seasons Education Holdings Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated June 22, 2020

Chengwei Capital HK Limited	By:	/s/ Eric Xun Li
	Name:	Eric Xun Li
	Title:	Authorized Signatory

Chengwei Evergreen Capital, L.P.	By:	/s/ Eric Xun Li
	Name:	Eric Xun Li
	Title:	Authorized Signatory

Chengwei Evergreen Management, LLC	By:	/s/ Eric Xun Li
	Name:	Eric Xun Li
	Title:	Authorized Signatory

EXL Holdings, LLC	By:	/s/ Eric Xun Li
	Name:	Eric Xun Li
	Title:	Authorized Signatory

Eric Xun Li	By:	/s/ Eric Xun Li

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement*

* Previously filed.